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EXHIBIT 99.1



RESOLUTION OF THE BOARD OF DIRECTORS REGARDING THE ANNUAL GENERAL MEETING OF SHARESHOLDERS

Please be advised that the BOD of POSCO adopted a resolution of the Board of Directors Regarding the Annual General Meeting of Shareholders.

     1.   Resolution Date: January 16, 2003

     2.   Proposed General Meeting Date: 9:00 (AM), March 14, 2003

     3.   Proposed General Meeting Place:

          POSCO Center, Art Hall
          892 Daechi4-Dong, Gangnam-Gu, Seoul, Korea (135-777)

     4.   Other Approved proposals

          (1)  35th Financial Statement
          (2)  Amendments to the Articles of Incorporation
          (3)  Director's Remuneration
          (4)  Payment of Incentives to the Standing Directors


             * PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION
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                    CURRENT PROVISIONS                                         PROPOSED AMENDMENTS
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ARTICLE 48. (CONSTITUTION AND APPOINTMENT OF MEMBERS         ARTICLE 48. (CONSTITUTION AND APPOINTMENT OF MEMBERS OF
OF AUDIT COMMITTEE)                                          AUDIT COMMITTEE)

1 The Audit Committee of the Company shall consist of        1 The Audit Committee of the Company shall consist of three
three or more Directors. Two-thirds of the members           or more outside Directors. All of the members shall be
shall be elected from the outside Directors.                 elected from the outside Directors.

2 When appointing a member of the Audit Committee,           2 (Same as the current provisions)
who is outside Director, at the General Meeting of
Shareholder holding more than 3% of the Company's
issued and outstanding shares shall not be entitled to
exercise his voting rights for that excess portion.

3 When appointing a member of the Audit Committee, who       3 (-Rescinded)
is not outside Director, at the General Meeting of Shareholders, a shareholder holding more than 3% of the Company's issued and outstanding shares shall not be entitled to exercise his voting rights for that excess portion under any relevant laws.

4 In the event that the number of outside Directors          4 In the event that the number of a member of the
or other member of the Audit Committee does not              Audit Committee does not satisfy the requirement
satisfy the requirement referred to in Paragraph 1           referred to in Paragraph 1 due to the death or
due to the death or resignation of members or any            resignation of members or any other reasons, the
other reasons, the members shall be elected to fill          members shall be elected to fill the vacancy at the
the vacancy at the General Meeting of Shareholders           General Meeting of Shareholders to be held first after
to be held first after such cause so as for the              such cause so as for the number of members to satisfy
number of members to satisfy the requirement                 the requirement referred to in Paragraph 1
referred to in Paragraph 1

5 The chairman of the Audit Committee shall be elected       5 The chairman of the Audit Committee shall be elected
among outside Directors by a resolution of the Audit         by a resolution of the Audit Committee.
Committee.
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ARTICLE 49. (RECOMMENDATION OF, AND QUALIFICATION FOR        ARTICLE 49. (RECOMMENDATION OF, AND QUALIFICATION FOR
CANDIDATE FOR MEMBERS OF THE AUDIT COMMITTEE)                CANDIDATE FOR MEMBERS OF THE AUDIT COMMITTEE)

A Candidate for members of the Audit Committee, who are      (- Rescinded)
not the outside Directors, shall be recommended by the
Board of Directors through the Director Candidate
Recommendation and Evaluation Committee, who examines the
qualifications of such candidate. The candidate must have
sufficient professional knowledge or experiences in
management, economy, financing, accounting, law or steel
and related technology, etc. and also have the
qualifications as provided for in the relevant laws and
regulations.
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ARTICLE 50 ~ ARTICLE 58                                      ARTICLE 49 ~ ARTICLE 57
                                                             (Adjustment)
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(Newly Established)                                          ADDENDA (2002.3.15)
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                                                             Article 1. (Enforcement of the Amended Articles of
                                                             Incorporation)

                                                             The amended Articles of Incorporation shall be effective
                                                             from the date on which they are approved by the
                                                             resolution at the Ordinary General Meeting of
                                                             Shareholders for the 35th fiscal year.
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